Rice Energy Inc.

400 Woodcliff Drive

Canonsburg, Pennsylvania 15317

August 11, 2014

By Facsimile and EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rice Energy Inc.

Registration Statement on Form S-1 (as amended)

File No. 333-197266

Dear Mr. Schwall:

On behalf of Rice Energy Inc. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 3:00 p.m. (Washington, D.C. time) on August 13, 2014, or as soon thereafter as practicable. As requested by the Staff of the Securities and Exchange Commission (the “Commission”), the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has also been transmitted via EDGAR.

Very truly yours,

Rice Energy Inc.

By:	/s/ William E. Jordan
Name:	William E. Jordan
Title:	Vice President, General Counsel and Corporate Secretary